Table

of Contents
Exhibit 99.9
CODE OF BUSINESS CONDUCT AND ETHICS
Adopted by Resolution of the Board of Directors on:

March 30, 2021

Table

of Contents
-i-

TABLE OF CONTENTS

Page

INTRODUCTION
1
NO RETALIATION
1
CONFLICT OF INTEREST AND DISCLOSURE ISSUES
2
IntellectualProperty_514076
Conflicts of Interest
2
Outside Employment and Business Activities
2
Community Activities
2
Board Appointments
2
Personal Gain
3
CompanyConfidentialInformation_812506

3
Intellectual Property
3
Use of Company Assets
3
Use of Technology
4
WORK ENVIRONMENT
4
Discrimination-

and Harassment-Free Work Environment
4
Equal Opportunity
4
Employee Privacy and Personal Information
4
Substance and Alcohol Abuse
5
HEALTH, SAFETY

& THE ENVIRONMENT
5
ETHICAL BUSINESS PRACTICES
5
Compliance with Laws
5
Gifts, Benefits and Entertainment
5
Recording of Transactions and Reporting

of Financial Information
6
Use of Written Agreements; No Side Deals or Side

Letters
6
Records Retention and Destruction
6
Cybersecurity
7
Ethical Competitive Practices and Third-Party Intellectual

Property
7
Crime and Money-Laundering Prevention
7
DEALINGS WITH PERSONS OUTSIDE THE COMPANY
7
Dealing with Public Officials
7
Dealing with the Media and Communications Generally
8
Dealings with Suppliers, Agents and Representatives
8
Political and Charitable Contributions
8
Investigations
9
COMPLIANCE
9
WAIVER, AMENDMENTS AND INTERPRETATION

OF THIS CODE
9

CODE OF BUSINESS CONDUCT AND ETHICS
INTRODUCTION
Every employee, officer and director of PyroGenesis Canada Inc. (the “ Company ”) and its subsidiaries occupies a position of trust. In varying measures, individuals, as

well as certain contractors and agents,

represent the Company in its relations
with

others

whether

with

customers,

suppliers,

employees,

competitors,

governments,

investors

or

the

general

public.
Whatever the area

of activity and

whatever the degree

of responsibility, such persons are

expected to act

honestly, ethically,
with integrity and in compliance with applicable laws and regulations.
This

Code

of

Business

Conduct

and

Ethics

(this

“
Code
”)

was

adopted

by

the

board

of

directors

of

the

Company

(the
“ Board
”) as a guide that is intended, among other things, to sensitize such individuals to significant legal and ethical issues
that

arise

frequently

and

to

the

mechanisms

available

to report

illegal

or

unethical

conduct,

and

provide

assurance

that
reporting of questionable behavior

is protected and encouraged.

It does not purport to

address every legal or

ethical issue
that may be encountered.

Moreover, the

specific requirements of

applicable law in certain

jurisdictions where we

currently
operate or may operate in the future may impose a higher standard than is specifically set forth in this Code. Ultimately,

no
code of conduct can replace the thoughtful behavior of

a person acting honestly,

ethically and with integrity.
Compliance

with

this

Code

is

mandatory

for

all

employees,

officers

and

directors

of

the

Company.

Certain

contractors,
agents and

other representatives

of the

Company may

also be

required to

comply with

this Code.

Failure to

comply with
this Code, including

a failure to

report a violation

of this Code,

can have severe

consequences.

Conduct that

violates this
Code may violate

applicable laws and

subject both

the Company and

its employees,

officers and

directors to

prosecution
and legal sanctions. The Company may discipline those who violate this Code, up to and including discharge from office or termination of employment or engagement with the Company.
The Company

has set

forth

in

writing

numerous

policies,

procedures,

codes,

rules and

standards

of performance

(all

of
which

continue

in

force)

and

may

create

new

policies,

procedures,

codes,

rules and

standards

in

the

future.

This

Code
supplements, but does

not replace such

other policies, procedures, codes,

rules and standards of performance.

In the event
of a

conflict or

inconsistency

between this

Code and

any other

written policies,

procedures, codes,

rules or standards

of
performance of

the Company

this Code shall

prevail unless

the conflicting

or inconsistent

policy,

procedure, code,

rule or
standard

of

performance

imposes

an

additional

and/or

higher

obligation

or

standard,

in

which

case

the

conflicting

or
inconsistent policy,

procedure, code, rule or standard of performance shall control.
Employees, officers or directors with questions about this

Code or any policies, rules and employee performance standards should consult

a senior

officer.

Any employee,

officer

or director

who is

concerned

about conduct

that they

believe may
violate

this

Code,

such

policies,

rules and

employee

performance

standards

or

applicable

law,

should

consult

a

senior
officer.

Procedures for reporting suspected violations of this Code

are set out under “Compliance” below.
NO RETALIATION
The Company will not permit any

form of retaliation (including discharge, demotion, suspension, threats,

harassment or any
other form of discrimination) against an employee who

has truthfully and in good faith:
(a)

reported violations of this Code;
(b)

lawfully

sought

advice

about

providing

information,

expressed

an

intention

to

provide

information

or

provided
information

or assistance

regarding

any conduct

which

the

employee

reasonably

believes

constitutes

a criminal
offense or other violation of law;
(c)

cooperated, filed, caused to be

filed, testified, participated in

or otherwise assisted in, or

expressed an intention to
do any of the foregoing, in an investigation or proceeding related to a criminal offense or other violation of

law; or
(d)

provided a law enforcement officer

with truthful information regarding

the commission or possible commission

of a
criminal offence or other violation of law,

unless the individual reporting is one of the violators.
Any retaliation against an

employee who has truthfully

and in good faith

done any of the

foregoing in accordance

with this
Code will result in discipline, up to and including dismissal.

CONFLICT OF INTEREST AND DISCLOSURE ISSUES
Conflicts of Interest
Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do
so arises

and

to

refrain

from

activities

which

could

hinder

their

ability

to

act in

the

Company’s

best

interest

or have

the
potential or could be perceived

as doing so, including to

avoid all situations in which

their personal interests conflict,

might
conflict or

could be

perceived to

conflict with

their duties

to the

Company.

In particular,

employees, officers

and directors
should seek to avoid acquiring any interests or participating in any activities that would tend to:
(a)

deprive the Company of the time or attention required to perform their duties properly; or
(b)

create an obligation or

distraction which would affect their judgement or

ability to act solely

in the Company’s best
interest.
Employees

charged

with

executive,

managerial

or

supervisory

responsibility

are

required

to

see

that

actions

taken

and
decisions made

within their

jurisdiction are

free from

the influence

of any

interests that

might reasonably

be regarded

as
conflicting with those of the Company.
Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do
so arises

and

to

refrain

from

activities

which

could

hinder

their

ability

to

act in

the

Company’s

best

interest

or have

the
potential or

could

be perceived

as doing

so. Employees

are required

to disclose

in writing

to the

Company

all business,
commercial

or

financial

interests

or

activities

that

might

reasonably

be

regarded

or

perceived

as

creating

an

actual

or
potential conflict with

such duties. In addition,

directors and officers are

required under corporate law

to disclose any

interest
in and

refrain from

voting on

any material

contracts or

transactions relating

to the

Company in

which they

are a

party or
have a material

interest.
A
senior officer must

be contacted in

advance to co-ordinate

the approval of

such material contracts
or transactions.
Outside Employment and Business Activities
Employees may take on employment

and engage in or otherwise

invest in business ventures,

partnerships or enterprises,
but

only

outside

their

working

hours

and

with

the

approval

of

a

senior

officer.

However,

employees

must

avoid

outside
employment, businesses and

other activities

which would impair

their effective performance

as a

Company employee, which
could have an

adverse impact

on the business

or reputation

of the Company

or which might

create or

appear to create

a
conflict with the best interests of the Company.
For

these

reasons,

it

is

important

for

there

to

be

current

and

complete

disclosure

of

any

such

outside

employment

or
business ventures, partnerships or enterprises

that any employee, officer or

director may have. Such disclosure

should be
made promptly

to a

senior officer and

should also

be listed

in any

acknowledgement of this

Code requested

by the

Company.
See also “Personal Gain”, “Company

Confidential Information”, “Intellectual

Property”, “Use of Company

Assets” and “Use
of Technology”

below.
Community Activities
Employees,

officers

and

directors

may,

and

are

encouraged

to,

engage

in

community

and

volunteer

work

and

activities
outside

their

working

hours,

and

to

uphold

a

commitment

to

community

in

all

their

activities.

Requests

for

donation

or
sponsorship by

the Company

or from

Company assets,

including employee

work time,

must be

made only in

accordance
with

the

Company’s

applicable

established

policies,

procedures,

codes,

rules and

standards

and

within

any

established
budget therefor or, alternatively,

may be submitted to a senior officer and, in such case, may only be approved by the Chief
Executive

Officer,

Chief

Financial

Officer

or

another

senior

officer

designated

by

the

Chief

Executive

Officer

or

Chief
Financial Officer for such purpose. See also “Lobbying

Activities and Political and Charitable Contributions” below.
Board Appointments
An employee may

not sit

on the board

of a

publicly-traded company or

other entity (other

than the Company

and its

affiliates)
without

the

permission

of

a senior

officer

or

in

the

case

of

a

senior

officer,

the

Chief

Executive

Officer.

Membership

on
charitable or community

boards does not

require pre-approval but such

activity must not interfere

with duties and

obligations
to the Company and must not reflect negatively on the Company.
An employee

who sits

on the board

of a company

or other

entity (other

than the

Company and

its affiliates)

must abstain
from voting on any matter that directly or indirectly concerns the Company or would be contrary to the Company’s interests or would give the appearance or perception of a conflict of interest.

Personal Gain
Employees,

officers

and

directors

must

not

directly

or

indirectly

use

their

status

or

position

with

the

Company

to

obtain
personal

gain

in

any

manner,

including

from

those

doing

or

seeking

to

do

business

with

the

Company.

Applicable

law
provides that

if personal

financial benefit

is improperly

gained by

an employee,

officer or

director directly

or indirectly, through
a spouse or child or a relative sharing the same residence as the individual, as a result of his employment or position or by
the

use or

misuse

of

the

Company’s

property

or

of

information

that

is confidential

to

the

Company’s

business,

then the
employee, officer or director must account to

the Company for any benefit received.
Company Confidential Information
Employees,

officers

and

directors

must

safeguard

the

Company’s

Confidential

Information.

“
Confidential

Information
”
includes, but is not limited

to, trade secrets, know

how, records,

data, plans, strategies, processes,

business opportunities
and ideas relating to present

and contemplated products and services

and financial affairs of the

Company,

its customers,
its suppliers and/or employees, as well as information relating to cybersecurity risks and incidents, which information is not generally known to the public.
Employees, officers

and directors

are prohibited

from disclosing Confidential

Information or

other information

which might
impair the Company’s competitive position or which might

violate the private rights of individuals, enterprises or

institutions
without

appropriate

authorization

in

accordance

with

the

Company’s

Disclosure,

Confidentiality

and

Trading

Policy,

and
must

take

the

appropriate

steps

to

protect

such

information.

The

above

rules also

apply

to

confidential

information

of

a
Company customer or

supplier (or prospective customer

or supplier). These confidentiality

obligations continue even

after
an individual’s service as an employee, officer

or director of the Company has ceased.
If

the

decision

is

made

to

disclose

Confidential

Information

to

any

person

or

entity

outside

of

the

Company

(such

as

a
potential

vendor

or

business

partner),

it

should

be

done

only

after

appropriate

confidentiality

agreements

are

executed.
These agreements must document the need to maintain confidentiality of the Confidential

Information that is disclosed and
copies of all

confidentiality agreements must be

forwarded to a

senior officer. The amount of

Confidential Information shared
with any

person or

entity outside

of the

Company should,

in any

case, be

kept to

the minimum

necessary to

address the
applicable business need.
All employees, officers and directors

must also adhere to the Company’s

policies, procedures, and rules on confidentiality,
disclosure and

insider trading

as set

out in

the Company’s

Disclosure, Confidentiality

and Trading

Policy.

A copy

of such
policy is

available on

the Company’s

intranet, but

it may

also be

obtained from

a senior

officer.

Nothing in

such policy

or
this

Code

restricts

an

employee

from

reporting

potential

violations

of

law

to

securities

regulators

or

other

governmental
agencies

or self-regulatory

authorities

without

notice

or permission

from

the

Company,

or providing

disclosures

that are
protected or required under

applicable whistleblower laws and

cooperating voluntarily with or responding

to any inquiry from
securities regulators or other governmental agencies or self-regulatory organizations.
Intellectual Property
Intellectual property refers to any creations

of the mind, such as inventions, literary

or artistic works, programs, databases,
designs,

symbols,

names

and

images.

Intellectual

property

is

protected

in

law

by

rights

such

as

patents,

copyright

and
trademarks,

which

enable

the

creations

to

be

protection

from

unauthorized

use

by

third

parties.

All

intellectual

property
developed by an employee

in his or her role

during the course

of his or her

employment with the Company

belongs to the
Company

and

all

employees

assign

to

the

Company

all rights

the

employee

may

have

in

such

intellectual

property.

All
materials

documenting

intellectual

property

must

remain

with

the

Company

following

termination

of

employment

and
employees must

delete copies

from personal

devices.

Employees must

take such

reasonable steps

as requested

by the
Company to confirm ownership of any intellectual property

in the Company and assist the

Company to perfect and maintain
its title to such

intellectual property and

bring or defend

cases involving such

intellectual property.

All employees waive

all
authors’ and moral rights which they may have in such

intellectual property.
Use of Company Assets
Each employee,

officer

and director

has a

responsibility

to prevent

misuse, loss,

unauthorized destruction

or damage

or
theft of the Company’s assets. Reasonable precautions

should be taken to secure the Company premises and assets.
Company

assets

should

be

used

solely

for

the

benefit

of

the

Company.

Use

of

the

Company’s

funds

or

assets

for

any
unlawful or

improper purpose

is prohibited.

Claims for

business expenses

must be

made consistent

with the

Company’s
expense polices. Excessive, fictitious or unnecessary claims are prohibited.

Use of Technology
Improper use

of the

Company’s

IT resources

can create

legal liability

and these

resources

should generally

be used

for
Company purposes only.
Information

transmitted

through

Company

resources

implies

affiliation

with

the

Company

and

should

therefore

reflect
positively upon

the Company.

Sending, receiving,

displaying, printing,

or otherwise

engaging in

any communications

that
are in violation

of applicable law

or this Code,

or any other

the Company policy, including, but not

limited to, communications
that are

unlawful, libellous,

invasive of

another’s privacy,

threatening, fraudulent,

harassing, sexually

explicit, defamatory,
or

otherwise

objectionable,

or

that

infringe

or

may

infringe

the

intellectual

property

or

other

rights

of

another

person

or
company, are prohibited.

Employees are expected to discourage others from transmitting such information.
Subject

to

applicable

laws,

all

information

of

any

kind

(including

without

limitation

voice

communications

and

electronic
messages) stored or

transmitted on

Company systems

is the property

of the Company

and the Company

has the right

to
monitor,

inspect

and/or

audit

any

communication

or

material

stored,

downloaded,

accessed,

posted,

transmitted

or
distributed on

an employee’s computer, phone

or voicemail

at any

time for

any purpose, without

prior notice

to the

employee.
Communications of any nature on these systems should not

be considered private communications.
WORK ENVIRONMENT
The Company is

committed to respecting

human rights both

within the Company

and with those

with whom the

Company
does business and the Board oversees this commitment and

the Company policies in which it is reflected.
The Company

respects

human rights

by seeking

to avoid

infringing on

the rights

of others

and seeks

to address

adverse
human

rights

impacts

with

which

the

Company

may

become

involved.

The

Company

prohibit

the

use

of

any

forced,
compulsory or child labor.
The Company respects the rights

of Company employees and

seeks to provide fair and

safe working conditions, including
a work environment

that is free from

discrimination and harassment

and affords equal

opportunity to all.

This commitment
is supported by a

broad range of programs

for employees and their

family members, including

employee benefits focused
on health, personal wellness, parental leave, diversity

and inclusion, and education.
Discrimination-

and Harassment-Free Work Environment
The Company strives to maintain

a work environment free of

violence, discrimination against and harassment of employees or non-employees with whom the Company has a business service or professional relationship and in which individuals are
accorded

equality

of

employment

opportunity

based

upon

merit

and

ability.

Discriminatory

practices

based

on

race,
ancestry,

place of origin, color,

national or ethnic origin,

citizenship, creed, sex, sexual

orientation, gender identity,

gender
expression, religion,

marital status,

family status,

same-sex partnership

status, age,

record of

offenses, disability

or other
prohibited grounds of discrimination under applicable law will not be tolerated.
It

is

the

responsibility

of

each

employee,

officer

and

director

of

the

Company

to

help

the

Company

provide

a

work
atmosphere free

of harassing

(sexual or

otherwise), abusive,

disrespectful, disorderly,

violent, hostile,

disruptive or

other
non-professional conduct. Harassment in

any form, verbal

or physical, by

any employee, will

not be tolerated.

The Company
requires every person to show sound judgment and respect

for the feelings and sensibilities of all other employees

.
If

an

employee

feels

that

another

employee’s

conduct

is

discriminatory,

harassing,

improper

or

offensive,

the

offended
employee should promptly

and firmly tell the

offender that his

or her behavior is

unwelcome.

Doing so places

the offender
on notice

that

his or

her conduct

is inappropriate

.

However,

any employee

who

believes

he

or she

has been

subject

to
harassment or offensive conduct, or who believes he or she has been a witness to such conduct, may report the offense to the Human Resources Department or pursuant to the mechanisms for reporting suspected violations of this Code set out in
“Compliance”.
Equal Opportunity
The

Company

is

committed

to

fair

employment

practices,

including

equal

treatment

in

hiring,

promotion,

training

and
compensation, termination, and disciplinary action.
Employee Privacy and Personal Information
The Company

believes in

taking steps

to protect

the privacy

of its

employees, officers,

directors, contractors,

agents and
other representatives.

The Company will not

interfere in the personal

lives of such individuals unless

their conduct impairs
their work performance or adversely affects the work environment or business or reputation of the

Company or is otherwise
a violation of this Code.

The

Company

limits

the

collection

of

personal

information

to

that

which

is

necessary

for

business,

legal,

security

or
contractual purposes and collection of personal information is to be conducted by fair and lawful means with the knowledge
and consent

of the

individual from

whom the

information

is being

collected.

Access

to employee

personnel

and medical
records and

the information contained

therein must

be limited

to those

with a

need to

know for

a legitimate

business purpose.
All employees

have the

right to

see their

own personnel

record.

Personal

information

must not

be used

or disclosed

for
purposes other than those for

which it was collected, except

with the knowledge and consent of

the individual or as required
by law.

Personal information must

be retained only

as long as

necessary for the fulfilment

of those purposes

and must be
kept sufficiently

accurate, complete

and up-to-date

to minimize

the possibility

that inappropriate

information may

be used
or disclosed.

The Company

and its

employees must

observe obligations

of confidentiality

and non-disclosure

of personal
information, including

information of

its employees

and customers,

with the

same degree

of diligence

that employees

are
expected to use in protecting

Confidential Information. All

employees must adhere to

the Company’s policies,

procedures,
codes, rules and

standards in

place to

protect personal

information against

loss or

theft, as

well as

unauthorized access,
disclosure, copying,

use or

modification of

personal information

of others,

as the

Company is

responsible for

all personal
information

in

its

possession

or

custody.

The

Company

and

all

employees

shall

also

comply

with

all

applicable

laws
regulating the disclosure of personal information.
Substance and Alcohol Abuse
The

use,

possession,

sale,

purchase

and

the

negotiation

for

sale

or

purchase

of

illegal

substances

or

alcohol

in

the
workplace or

on

or through

Company

property

is prohibited

unless

otherwise

authorized. The

abuse

or improper

use of
prescription

or

over-the-counter

drugs

while

in

the

workplace

or

on

or

through

Company

property

is

also

prohibited.
Employees are

prohibited

against using

drugs or

alcohol in

a manner,

whether before,

during or

after work

hours, which
adversely affects job performance or customer

or supplier relations or compromises the safety of other persons.
HEALTH, SAFETY &

THE ENVIRONMENT
The health and safety of employees

is a vital concern for the

Company and all Company employees

share a responsibility
to promote a workplace free of preventable safety

and health hazards that complies with all applicable laws

and regulations
governing workplace health and

safety. This commitment encompasses all of the

Company’s facilities and operations. Each
employee must be proactive

and follow all of

the Company’s safety

and health rules and report

possible safety and

health
issues and concerns to appropriate management personnel.
The Company

is committed

to conducting

operations and

activities in

a manner

that protects

the environment.

Company
policy

is

that

no

employee

shall

engage

in

conduct

that

violates

environmental

laws

or

regulations

or

is

otherwise
inconsistent

with

the

health

and

safety

needs

of

our

employees

and

the

environmental

needs

of

our

communities.

The
Company’s

employees are

expected to

take steps

to conserve

energy resources

to the

fullest extent

possible consistent
with sound business operations and

the Company encourages its

offices, employees, suppliers

and vendors to participate
in energy and water conservation and recycling programs

.
The

Company

is

also

committed

to

the

continuous

improvement

of

its

environmental

management

systems,

its
environmental, health and safety programs, and to the

prevention of pollution.
ETHICAL BUSINESS PRACTICES
Compliance with Laws
The Company conducts

business in jurisdictions

where laws, customs

and social requirements

vary considerably.

It is the
Company’s policy to operate in material compliance with all applicable domestic and foreign laws, including applicable anti-
corruption

and

anti-bribery

laws.

Any

employee,

officer

or

director

becoming

aware

of

a

conflict

between

foreign

laws,
customs or social requirements and applicable domestic

or other laws should consult a senior officer

promptly.

If there is a
conflict between laws, customs or social requirements, employees, officers and directors should in all cases always comply with all legal

requirements. If there

are no directly

applicable legal requirements,

employees, officers

and directors should
always comply with applicable Company policies, guidance and expectations.
Gifts, Benefits and Entertainment
Except

as

set

forth

herein

and

in

accordance

herewith,

employees,

officers

and

directors

are

strictly

prohibited

from
furnishing

or

providing,

directly

or

indirectly

on

behalf

of

the

Company,

gifts,

entertainment

or

benefits

to

other

persons
including public

officials (as

defined below).

Similarly,

employees, officers

and directors

must not

accept or

give anything
that will

compromise,

or

be

seen to

compromise

their

judgement

or inappropriately

influence

themselves

or

others. Any

gifts, entertainment

or other

benefits offered

or received

that do not

comply with

these restrictions

must be

disclosed to

a
senior officer and should be declined or returned

,

if possible.
Those individuals whose duties permit

them to do so may

furnish or accept certain gifts,

favors and entertainment to or

from
persons, other than public officials (as defined below),

if all the following tests are met:
(a)

the gift or other benefit is not cash,

a gift certificate or other negotiable instrument;
(b)

the gift, other benefit or entertainment cannot

reasonably be interpreted as an improper payment or inducement and is of nominal value;
(c)

the gift, other benefit or entertainment does

not contravene any law and, in addition,

is made in accordance with
generally-accepted local ethical practices;
(d)

the gift, other

benefit or entertainment

does not influence

Company business decisions

or impact independent
judgement;
(e)

the gift, other benefit or entertainment occurs or is given

or accepted infrequently;
(f)

the gift, other benefit or entertainment arises out of the

ordinary course of business;
(g)

the gift, other benefit, or entertainment involves reasonable expenditures; and
(h)

if

subsequently

disclosed

to

the

public,

the

provision

or

acceptance

of

the

relevant

gift,

other

benefit

or
entertainment would not

in any

way embarrass the

Company, its employees, officers or

directors or the

recipient.
For the

avoidance

of doubt,

this section

is not

intended

to apply

to planned

promotional or

other similar

activities

of the
Company, including the offering of incentives to customers of the Company,

which have been approved in accordance with
the

Company’s

applicable

policies

and

procedures.

Any

questions

regarding

the

interpretation

of

this

section

and

its
requirements

should

be

directed

to

a

senior

officer

prior

to

accepting

or

giving

the

gift

or

other

benefit

to

the

extent
reasonably practicable.
Recording of Transactions and

Reporting of Financial Information
The integrity of the Company’s record keeping

and reporting systems shall be maintained at

all times, as these systems are
required for the Company to meet its financial, legal and other business obligations.
Employees must document

and record all transactions

in accordance with

the Company’s

internal control procedures

and
in compliance

with all

applicable accounting

principles, laws,

rules and regulations,

and employees

with responsibility

for
reporting

financial

information

must provide

information

that is

accurate,

complete,

objective, timely

and

understandable
and that complies

with all applicable

laws relating to

the recording and

disclosure of financial

information. Employees

and
managers are

forbidden to

use, authorize,

or condone

the use

of "off-the-books"

record-keeping or

any other

device that
could be utilized

to distort records

or reports

of the Company’s

true operating results

and financial conditions.

Employees
must not fraudulently

influence, coerce,

manipulate or

mislead any

independent public

or certified

accountant engaged

in
the performance of an audit,

review, compilation or other service

with respect to the financial statements for the purpose of
rendering such financial statements misleading.
Use of Written Agreements; No Side Deals or Side

Letters
The

Company

documents

business

transactions

with

full

and

complete

written

agreements

that

set

out

the

terms

and
conditions of

the agreement

and understandings

between the

parties. No

new agreement

can be

created, or

an existing
agreement

modified,

without

approval

of

a

senior

officer.

All

new

agreements

should

also

be

reviewed

by

the

relevant
functional areas, including finance, as the terms and

conditions of the agreement may affect how the

Company records and
reports

the

transaction

for

accounting

or

other

purposes.

No

oral

contracts,

informal

letters

of

understanding

or

intent,
“handshake deals” or side

letters are permitted. Where

the Company has developed

standard written agreements and

other
provisions, schedules,

riders

and appendices,

Company employees

must use

these standard

forms except

to the

extent
that changes are authorized by a senior officer.
Records Retention and Destruction
Legal and regulatory practice requires

the retention of certain records, such

as certain tax, personnel health

and safety, and
financial records,

for various

periods of

time and

employees, officers

and directors

are required

to comply

with Company

controls for

the retention

and timely

destruction of

records. In

addition, when

litigation or

a governmental

investigation or
audit

is

pending

or

imminent,

relevant

records

must

not

be

altered

or

destroyed

until

the

matter

is

closed.

Alteration

or
destruction of records in a legal or governmental proceeding may constitute a criminal offense.
A senior

officer

will notify

employees when

records have

been placed

on a

“legal hold”.

Such records

cannot be

altered,
destroyed,

deleted

or modified

in any

manner

for the

duration of

the “legal

hold”.

Questions regarding

records

retention
should be addressed

to a senior

officer,

particularly if any

litigation, investigation, inquiry

or administrative action

involving
the Company or any of its employees, suppliers or customers

is pending or threatened.
Cybersecurity
Cyber-attacks may be

carried out by

third parties or

insiders using

techniques that

range from highly

sophisticated efforts
to electronically

circumvent

network security

or overwhelm

websites

to

more traditional

intelligence

gathering

and social
engineering aimed at obtaining

information necessary to

gain access. In addition,

third parties may attempt

to fraudulently
induce employees

or customers

to, or

the

Company’s

employees

or customers

themselves

may,

disclose information

in
order

to

gain

access

to

the

Company’s

data

or

its

customers’

information

and

potentially

use

such

data

or

information
improperly.
Employees

must

not

engage

in

or

otherwise

aid,

assist

or

ignore

any

potential

or

actual

cyber-attacks

or

other

cyber
incidents

or

otherwise

exploit

any

cybersecurity

vulnerabilities

of

the

Company,

and

employees

must

report

any

such
threatened or actual cyber-attacks or cybersecurity vulnerabilities.
Ethical Competitive Practices and Third-Party Intellectual

Property
The Company competes vigorously and creatively in its business activities, but does so in a fair, lawful and ethical manner.
Employees must

not use

improper or

illegal means

of gathering

information about

competitors or

other third

parties, and
must not exchange information

or agree with competitors

in connection with pricing

or other matters that

are prohibited by
applicable law.

Theft

or illegal

entry

and electronic

eavesdropping

are unacceptable

means of

searching

for competitive
intelligence. Employees

must neither offer

a bribe or

a gift in

exchange for a

competitor’s information

nor otherwise solicit
information from current or former employees of a competitor. Employees, officers and directors of the Company must also not knowingly use or bring onto

the Company’s computer systems intellectual property belonging to third parties without the
applicable third party’s consent, a license or

other legal right.
Crime and Money-Laundering Prevention
The

Company

is

committed

to

comply

fully

with

all

applicable

anti-money

laundering

laws,

both

domestically

and
internationally.

The Company will conduct

business only with reputable customers

who are involved in legitimate

business
activities and whose funds

are derived from legitimate

sources. All employees

are to take reasonable

steps to ensure that
the Company does not aid

or take part in any

illegal activities or accept

payments that have been

identified as a means

of
laundering money.
DEALINGS WITH PERSONS OUTSIDE THE COMPANY
The

honesty

and

integrity

of

those

who

represent

the

Company

must

underlie

all

of

the

Company’s

relationships

with
persons outside the Company.
Dealing with Public Officials
As a general

matter, all

dealings between

employees, officers

and directors of

the Company and

public officials

are to be
conducted

in

a

manner

that

will

not

compromise

the

integrity

or

impugn

the

reputation

of

the

Company,

its

employees,
officers

or

directors

or

any

public

official.

The

Company

specifically

prohibits

bribery

of

public

officials

and

third

parties
anywhere

in

the

world

and

requires

compliance

with

all

applicable

laws

in

the

countries

in

which

the

Company

does
business, including, without limitation, Canada’s Corruption of Foreign Public Officials Act (“
CFPOA ”) and the U.S. Foreign
Corrupt Practices

Act (“
FCPA
”), which prohibit

bribery and corruption.

This legislation

also requires

the Company to

keep
accurate books and records and maintain effective internal controls.

The CFPOA and the FCPA

each have a broad scope,
and apply to

the activities of

the Company and

activities carried out

through its subsidiaries

and affiliates

anywhere in the
world.
Even the appearance of impropriety in

dealing with public officials is improper and unacceptable. Any participation,

whether
directly or indirectly, in any bribes, kickbacks, improper profit-sharing arrangements, illegal gratuities, indirect contributions, improper

inducements,

“facilitation

payments”

or

similar

payments

to

any

public

official

is

expressly

forbidden,
notwithstanding that they might further the business interests of the Company and notwithstanding that such practices may be considered to be a way of “doing business” or necessary

in a particular country in question,

including where the making
small “facilitation

payments”

to foreign

public officials

to secure

a routine

business

service or

have routine

administrative
actions performed by public officials is local custom. Furthermore, certain laws, such as the CFPOA, apply to dealings with
foreign public officials in Canada and in the official

’s own state.
It is the

Company’s policy that no payments

or offers to make payments

whatsoever, regardless of amount or purpose, shall
be

made

either

directly

or

through

third

parties

to

officials

or

employees

of

government

agencies

or

instrumentalities
(including government

monopolies) without

an express

authorization

from a

senior

officer

following consultation

with

the
appropriate

compliance

personnel.

Any

approved

arrangements

must

be

documented

in

accordance

with

the

Company
legal and accounting requirements and ethical business

practices.
The Company

may hire

former public

officials

from time

to time,

but because

of the

restrictions that

applicable laws

can
place on

such

arrangements

in certain

circumstances,

employees,

officers

and

directors

must first

consult

with a

senior
officer

prior to

hiring

a current

or former

public official,

or their

family

members

and the

Company

will

not

hire any

such
official if he or she is participating in a matter reasonably regarded as involving the Company’s

interests.
For

purposes

of

this

Code,

a

“public

official”

should

be

interpreted

broadly

and

includes

any

official

or

employee

of

a
government

or

of

a

department,

organization

or

agency

of

a

government

(or

any

department,

organization

or

agency
thereof); any employee of any company owned or controlled by a government; any official who holds a legislative or judicial position; any official of a public

international organization; any political

party or official of a political

party; any candidate for
political office;

and any

person or

firm acting

in an

official

capacity,

including for,

or on

behalf of,

any of

the

following:

a
government, a

department

or agency

of a

government,

a company

owned or

controlled by

a government,

a legislator,

a
judicial officer, a public

international organization, or any political party.
The Company and

its representatives

will not engage

in or undertake

lobbying activities

as defined under

applicable laws
unless all requirements

under such

applicable laws

have been

satisfied and

the prior

express approval

of a

senior officer
has been obtained following consultation with appropriate

compliance personnel.
Dealing with the Media and Communications Generally
The Company is committed

to providing, as appropriate,

full and prompt disclosure

to the public of

material developments
and events. However,

all media, public and investor relations and

communications are to be co-ordinated

through a senior
officer and the Investor Relations, as applicable, in accordance with the Company’s Disclosure, Confidentiality and Trading
Policy and applicable

laws. Employees

should not comment

on any inquiry

from the media,

no matter

how innocuous the
inquiry may appear. Any employee who is asked by the media or otherwise for a statement or to give a presentation should
explain that he or she is subject

to this Code and the Disclosure,

Confidentiality and Trading

Policy and refer the matter

to
a senior officer.
Dealings with Suppliers, Agents and Representatives
Selection of suppliers to the Company will be based on merit after due consideration of alternatives. The Company will only deal

with

suppliers

who

comply

with

applicable

legal

requirements

(including

any

applicable

regulations

requiring,

for
example, the conduct of background checks) and

the Company’s standards relating to, among other things,

labor, including
not

using

child

or

forced

labor,

environment,

health

and

safety,

intellectual

property

rights

and

refraining

from

improper
payments.

Confidential

information

received

from

a

supplier

shall

be

treated

as

if

it

were

the

Company’s

Confidential
Information (see “Conflicts of Interest and Disclosure Issues

– Company Confidential Information”).
The Company will

enter into representation

agreements only with

companies or persons

believed to have

a record of

and
commitment

to

integrity.

Efforts

will

be

taken

by

the

Company

and

its

employees

to

ensure

that

agents,

consultants,
independent contractors,

representatives and

suppliers are

aware of this

Code. A senior

officer should

be contacted

prior
to

retaining

any

individual

who

is

to

act

as

an

agent,

consultant,

independent

contractor

or

representative,

and

such
individual should be retained only pursuant to a written

contract that has been approved by a senior officer

.
In

cases

where

an

agent,

consultant,

independent

contractor,

or

a

representative

is

engaged

to

provide

services

to

the
Company and that individual deals on behalf of the Company with public officials,

has access to Confidential Information or
where the

Company

otherwise

determines

it is

necessary

or advisable,

such person

will be

provided with

a copy

of this
Code and be required to acknowledge the same and be

bound by its terms.
Political and Charitable Contributions
The use of the Company’s funds, goods or services as

contributions to political parties, candidates, campaigns or charities is forbidden,

unless authorized by

a senior

officer, and the

contribution is in

accordance with any

approved political donations

or

charitable

donations

budget.

Contributions

include

money

or

anything

having

value,

such

as

loans,

services,
entertainment, trips, employee work time and the use

of the Company’s facilities or assets.
No

corporate

action,

direct

or

indirect,

will

be

allowed

that

infringes

on

the

right

of

any

employee

individually

to

decide
whether, to whom,

and in what amount, he

or she will make personal

political or charitable contributions.

The same is true
of volunteer political or charitable donations of personal service time, so long as it does not interfere with the

working status
of

employees

and

is

not

during

employee

work

time.

Employees,

officers

and

directors

who

participate

in

political

or
charitable activities on

their own behalf

and on their

own time must

not purport to

speak or act

for the Company

or in any
way use Company property or assets. It

is illegal for the Company to

reimburse an employee for a contribution in the

nature
of those listed above.
Investigations
The Company

will fully

cooperate with

any appropriate

governmental or

regulatory

investigation. Any

time an

employee,
officer or director receives information about a new government, regulatory or other investigation or inquiry, this information should be communicated immediately to a senior officer

.
Employees, officers and directors should never,

under any circumstances:
(a)

destroy or alter any

the Company documents

or records in anticipation

of a request

for those documents

from
any government agency or a court;
(b)

lie or

make any

misleading statements to

any governmental investigator

(including routine as

well as

non-routine
investigations); or
(c)

attempt

to

cause

the

Company,

any

employee

or

any

other

person,

to

fail

to

provide

information

to

any
government investigator or to provide any false or misleading information.
(d)

Should any governmental, regulatory or other inquiry be made through the issuance of a written or oral request for information, such request

should immediately,

and before any

action is taken

or promised, be submitted

to
a senior officer.
COMPLIANCE
This Code

will be

posted to

the Company’s

website and

filed under

the Company’s

profile at

www.sedar.com.
A

copy of
this Code will also be made available to each Company employee and made available to each director as part of his or her orientation materials.
From time to time as

may be requested by the

Company, each employee, officer and director, as applicable, must complete an

acknowledgement

and

disclosure

statement

attesting

to

that

individual’s

compliance

with

this

Code.

All

such
acknowledgements will be

retained by the Human

Resources Department for

purposes of confirming that

each employee,
officer and director has acknowledged this Code.
The Company reserves the right to audit

compliance with this Code. Accordingly, all employees, officers and directors must afford any

external or

internal auditors

full, free

and unrestricted

access to

all the

Company operations,

records, facilities
and personnel and will take appropriate measures to safeguard information obtained through the audit process.
An employee, officer or director or other representative who becomes aware of a violation or possible violation of this Code or any of the Company’s statements and policies must report that information immediately to a senior officer or a director of the

Company.

Senior

officers

and

directors

may

be

subject

to

disciplinary

action

if

they

condone

misconduct

or

do

not
demonstrate the appropriate leadership to ensure compliance

with this Code.
An employee may report questionable

accounting or auditing matters, on

an anonymous basis, by sending

a letter to “The
Board

of

Directors

of

PyroGenesis

Canada Inc.

c/o

Chair,

Audit

Committee,

1744

William

Street,

Suite

200,

Montréal,
Québec H3J 1R4, Canada”. Employees, officers and directors must cooperate fully in any

Company investigation and must
take all reasonably steps necessary to safeguard the

integrity of the investigation.
WAIVER, AMENDMENTS

AND INTERPRETATION

OF THIS CODE
The Company retains sole discretion in interpreting

and applying this Code. The Company will

periodically review this Code
and make

appropriate additions

or changes.

This Code

may be

updated, modified

or withdrawn

by the

Company

at any
time in

its sole discretion.

Any waiver

of this

Code for

executive officers

or directors

may be made

only by

the Board

and
will be publicly

disclosed, together

with the

reasons for

such waiver,

in accordance

with all applicable

securities laws

and

stock exchange rules. Any waivers of this Code will only

be granted where such waiver is both necessary

and appropriate,
and

it

will

be

qualified

in

scope

so

as

to

protect

the

Company

to

the

greatest

extent

practicable.

Amendments

or

other
modifications

of

this

Code

will

also

be

publicly

disclosed

in

accordance

with

all

applicable

securities

laws

and

stock
exchange rules.